UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Final Amendment)

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Blackstone Real Estate Income Fund II

(Name of Issuer)

Blackstone Real Estate Income Fund II

(Name of Person(s) Filing Statement)

Advisor Class I Common Shares of Beneficial Interest, $0.001 par value per share

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Institutional Class II Common Shares of Beneficial Interest, $0.001 par value per share

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Leon Volchyok

c/o Blackstone Real Estate Income Advisors L.L.C.

345 Park Avenue

New York, New York 10154

(212) 583-5000

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Rajib Chanda, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001
(202) 636-5500

December 26, 2019

(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

Class	Transaction Valuation	Amount of Filing Fee
Advisor Class I Shares	$10,217(a)	$1.33(b)
Institutional Class II Shares	$30,436,569(a)	$3,950.67(b)
Total	$30,446,786(a)	$3,952.00(b)
(a)	Calculated as the aggregate maximum purchase price for common shares of beneficial interest, as of October 31, 2019.
(b)	Calculated at $129.80 per $1,000,000.00 of the Transaction Valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $3,952.00	Filing Parties: Blackstone Real Estate Income Fund II
Form or Registration No.: Schedule TO	Date Filed: December 26, 2019

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO

This Final Amendment relates to the Tender Offer Statement on Schedule TO (the “Statement”) originally filed by Blackstone Real Estate Income Fund II (the “Fund”) on December 26, 2019 relating to the tender offer (the “Offer”) by the Fund to purchase up to 29,455 of its outstanding common shares of beneficial interest, $0.001 par value per share (“Shares”), comprised of 10 Advisor Class I Shares and 29,445 Institutional Class II Shares at a price equal to the net asset value per Share as of March 31, 2020 on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on January 25, 2020.

2.	1,087.27 Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

3.

The net asset value of Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $826,631.37. None of the Shares tendered were subject to the 2% “early withdrawal fee” as described in the Offer to Repurchase.

4.

The payment of the purchase price of the Shares tendered was made in the form of promissory notes respectively issued to the shareholders whose tenders were accepted for repurchase by the Fund in accordance with the terms of the Offer. Pursuant to the promissory notes, the Fund paid on or about April 28, 2020 to the tendering shareholders a total of $803,280.51 representing approximately 95% of the unaudited net asset value of the total amount of the Shares tendered by shareholders. The promissory note issued to a shareholder also entitles such shareholder to receive a contingent post-audit payment equal to the amount (if any) by which the net asset value of the Shares tendered by such shareholder and purchased by the Fund as of the Valuation Date exceeds the initial payment to such shareholder. The post-audit payment will be paid promptly after the completion of the Fund’s annual audit for the period in which the Valuation Date occurred. Proceeds of the initial payment were paid, and post-audit payment will be paid, via wire-transfer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE REAL ESTATE INCOME FUND II

By:	/s/ Anthony F. Marone, Jr.
Name:	Anthony F. Marone, Jr.
Title:	Chief Financial Officer and Treasurer

Dated: May 11, 2020